                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                           (Amendment No. . . . .)*

                           Central Indiana Bancorp
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  153672100
                                (CUSIP Number)

                              Carlton E. Langer,
                    National City Corporation, Law Dept.,
                  P.O. Box 5756, Cleveland, Ohio 44101-0756
                                (216) 575-3339
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                                July 25, 1994
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ].

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

____________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153672100

1.)  Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above
Persons:

     National City Corporation
     340420310

2.)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
         ----------------------------------------------------------------------

     (b)
         ----------------------------------------------------------------------

3.)  SEC Use Only
                  -------------------------------------------------------------

4.)  Source of Funds (See Instructions)              WC
                                        ---------------------------------------

5.) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
             ------------------------------------------------------------------

6.)  Citizenship or Place of Organization            Delaware
                                          -------------------------------------

Number of              7.)  Sole Voting Power
Shares                                        ---------------------------------
Beneficially           8.)  Shares Voting Power
   Owned by                                        -----------------------------
Each Reporting         9.)  Sole Dispositive Power
Person With                                        ----------------------------
                      10.)  Shares Dispositive Power
                                                     --------------------------

11.)  Aggregate Amount Beneficially Owned by Each Reporting Person     0*
                                                                   ------------

12.)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     X
              -----------------------------------------------------------------

13.)  Percent of Class Represented by Amount in Row (11)               0.2%
                                                        -----------------------


14.)  Type of Reporting Person (See Instructions)     CO
                                                  -----------------------------

__________________
* National City Corporation disclaims beneficial ownership or control of 326,000 shares of Ohio Bancorp Common Stock which are the subject of a Stock Option Agreement which represents 19.9% of the outstanding common stock.

ITEM 1.  SECURITY AND ISSUER
- ----------------------------
     Common Stock of Central Indiana Bancorp




ITEM 2.  IDENTITY AND BACKGROUND
- --------------------------------
     (a)  Name: National City Corporation

     (b)  Residence or business address:  National City Corporation
                                          National City Center
                                          1900 East 9th Street
                                          Cleveland, Ohio 44114

     (c)  Bank Holding Company

     (d)  No convictions to report.


     (e)  No civil proceedings to report.

     (f) Incorporated under the laws of the state of Delaware, Principal offices located in Cleveland, Ohio.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
- ----------------------------------------------------------
     National City Corporation would use its working capital funds. See also the cash option provision in the Stock Option Agreement which is attached hereto as Exhibit 1.1.

ITEM 4.  PURPOSE OF TRANSACTION
- -------------------------------
     (b) National City Corporation and Central Indiana Bancorp have entered into an Agreement and Plan of Merger which is attached hereto as Exhibit
     1.2. The Agreement calls for Central Indiana Bancorp to merge into National City Corporation.

     (g) It is anticipated that Central Indiana Bancorp will merge into National City Corporation with National City Corporation being the surviving corporation. (See Agreement and Plan of Merger, Exhibit 1.2). At the effective time of the merger, National City Corporations's Certificate of Incorporation and Bylaws will control.

     (h) At the effective time of the merger of Central Indiana Bancorp into National City Corporation, Central Indiana Bancorp's stock will be deleted from the NASDAQ.

     (i)  See 4(b), 4(g) and 4(h) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
- ----------------------------------------------
     (a) Currently National City Corporation beneficially owns no shares of Central Indiana Bancorp's Common Stock, no par value. National City Corporation holds an option to purchase 326,000 shares of Central Indiana

     Bancorp Common Stock, which option is exercisable only upon the occurrence of certain initial triggering events and subsequent triggering events. (See the Stock Option Agreement, Exhibit 1.1). The shares subject to such option represent 19.9% of the issued and outstanding shares of Central Indiana Bancorp Common Stock. National City hereby specifically disclaims any current beneficial ownership or control over the shares of Central Indiana Bancorp Common Stock which are the subject to the Stock Option Agreement or of Ohio Bancorp.

     (c) The Stock Option Agreement by and between National City Corporation and Central Indiana Bancorp was entered into on July 25, 1994.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
- ------------------------------------------------------
     See earlier responses and the Stock Option Agreement attached hereto as
Exhibit 1.1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
- -----------------------------------------
     Exhibit 1.1 -- Stock Option Agreement
     Exhibit 1.2 -- Agreement and Plan of Merger

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 25, 1994                       By: /s/ Carlton E. Langer
- ----------------------                 ---------------------------------------
Date                                   Signature

                                       Carlton E. Langer
                                       ---------------------------------------
                                       Assistant Secretary
                                       ---------------------------------------
                                       Name/Title


     ATTENTION: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

     [Adopted in Release No. 34-8370 (Paragraph 77,581), July 30, 1968, 33 F.
R. 11016; and amended by Release No. 34-8392 (Paragraph 77,715), August 30, 1968, 33 F. R. 14110; Release No. 34-13291 (Paragraph 80,980) effective August 31, 1977, 42 F. R. 12352; Release No. 34-13787 (Paragraph 81,256), July 21,
1977, 42 F. R. 38347; effectiveness of amendments in Release No. 34-13291 postponed until April 30, 1978 (Paragraph 81,274), 42 F. R. 12352; amended in Release No. 34-14692 (Paragraph 81,571), effective May 29, 1978, effective thirty days after publication in the Federal Register, 43 F. R. 55755; amended in Release No. 34-15457 (Paragraph 81,900), effective for schedules filed on or after February 14, 1979, 44 F. R. 2145; amended in Release No. 34-16384 (Paragraph 82,373), effective January 7, 1980, 44 F. R. 70326; amended in Release No. 34-18524 (Paragraph 72,328), effective for all documents filed on or after May 24, 1982, 47 F. R. 11380.]